SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WILLIAM LYON HOMES

(Name of Subject Company (issuer))

WILLIAM LYON

(Name of 14d-1 and 13e-3 Filing Person (offeror))

WILLIAM H. LYON

(Name of 13e-3 Filing Person)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

552074 10 6

(CUSIP Number of Class of Securities)

William Lyon

c/o William Lyon Homes

4490 Von Karman Avenue

Newport Beach, California 92660

(949) 833-3600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing persons)

copy to:

David A. Krinsky, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, Suite 1700

Newport Beach, California 92660

(949) 760-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$426,556,590	$45,642

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of William Lyon Homes, a Delaware corporation (“Lyon Homes”), other than the shares owned by William Lyon, Chairman of the Board and Chief Executive Officer of Lyon Homes, at a purchase price of $93.00 per share, net to the seller in cash. As of February 28, 2006, there were 8,652,067 shares of common stock outstanding, of which 4,115,437 shares are owned by William Lyon. As a result, this calculation assumes the purchase of 4,586,630 shares. As of February 28, 2006, there were 50,000 options to acquire outstanding shares of common stock.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

13D

CUSIP No. 552074 10 6

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) William Lyon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,115,437 Shares (1)
8. SHARED VOTING POWER 297,708 Shares (2)(3)
9. SOLE DISPOSITIVE POWER 4,115,437 Shares
10. SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,413,145 Shares (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.7% as of February 28, 2006 (1)(2)(3)
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Includes shares subject to a variable prepaid forward contract (the “Lyon Forward Contract”) entered into by and among William Lyon and Lehman Brothers OTC Derivatives Inc. (“Lehman”) on September 15, 2005.
(2)	Includes 247,708 shares of Common Stock of the Issuer held by the Cable Family Trust Est. 7–11–88, Wade H. Cable and Susan M. Cable, Trustees (“Cable Trust”) and 50,000 shares of Common Stock of the Issuer deemed beneficially owned by Wade H. Cable individually (“Cable”) as a result of Cable’s ownership of 50,000 stock options exercisable by Cable within sixty days of February 28, 2006. William Lyon (“Lyon”) has the power to direct the voting of the foregoing shares beneficially owned by the Cable Trust and Cable as a result of and subject to the terms of that certain Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable, individually, as modified by the Waiver Agreement dated September 6, 2005 (the “Voting Agreement”). By virtue of the Voting Agreement, Lyon, Cable and the Cable Trust may be deemed a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”), with respect to shares beneficially owned by Wade H. Cable and the Cable Trust. Does not include 331,437 shares owned of record and beneficially by William Harwell Lyon Separate Property Trust (the “Separate Property Trust”). Lyon and the Separate Property Trust acted together with respect to the acquisition of such shares and the 655,569 shares of Common Stock of the Issuer acquired by Lyon on January 7, 2005. Lyon and the Separate Property Trust may be deemed to be a “group” under Rule 13d-5( b)(1) of the Exchange Act with respect to such shares. Neither Lyon nor the Separate Property Trust has any dispositive or voting power with respect to the shares of Common Stock owned by the other and each disclaims any beneficial ownership therein.
(3)	Includes shares subject to a variable prepaid forward contract (the “Cable Forward Contract”) entered into by and between the Cable Trust and Credit Suisse First Boston Capital LLC (“CSFB”) on September 7, 2005.

This combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO (this “Schedule TO”) is filed by William Lyon (the “Offeror”), Chairman and Chief Executive Officer of William Lyon Homes, a Delaware corporation (“Lyon Homes”). This Schedule TO relates to the offer by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (“Common Shares”), of Lyon Homes not owned by the Offeror, at a purchase price of $93.00 per Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 17, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as amended or supplemented from time to time, together constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13e-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein. This Schedule TO also constitutes an amendment to the Schedule 13D filed with the Securities and Exchange Commission by the Offeror, The William Harwell Lyon Separate Property Trust, The Cable Family Trust, Est. 7-11-88 and Wade H. Cable (collectively, the “Reporting Persons”), which is hereby amended with respect to the Offeror, but not with respect to the other Reporting Persons.

ITEM 1. SUMMARY TERM SHEET.

The information under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference in response to Item 1 of this Schedule TO.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 7. Certain Information Concerning Lyon Homes,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of Shares; Dividends,” which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction” and “The Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon” which is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The Offer—Section 1. Terms of the Offer; Expiration Date,” “The Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Offer—Section 3. Procedures Tendering Shares,” “The Offer—Section 4. Withdrawal Rights,” “The Offer—Section 5. Material U.S. Federal Income Tax Considerations” and “The Offer—Section 12. Conditions to the Offer,” which is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with Lyon Homes,” and “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 11. Related Party Transactions; Lyon Homes’ Relationship with the Offeror and William H. Lyon,” and “The Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with Lyon Homes” and “The Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon,” which is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) and (c)(1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background of the Offer; Contacts with Lyon Homes,” “Special Factors—Section 4. Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger; Alternatives to the Offer,” “Special Factors—Section 5. The Merger; Plans for William Lyon Homes After the Offer and the Merger; Certain Effects of the Offer,” “Special Factors—Section 6. Conduct of Lyon Home’ Business if the Offer is not Completed,” and “The Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” and “The Offer—Section 9. Source and Amount of Funds,” which is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 9. Security Ownership of Certain Beneficial Owners” and “The Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 9. Security Ownership of Certain Beneficial Owners” and “Special Factors—

Section 10. Transactions and Arrangements Concerning the Shares,” which is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 11. Fees and Expenses,” which is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) Reference is mage to the information set forth in the Offer to Purchase under the heading “The Offer—Section 7. Certain Information Concerning Lyon Homes.” The financial statements of the Offeror are not material to the Offer.

(b) The pro forma financial statements of the Offeror are not material to the Offer.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 10. Background of the Offer; Contacts with Lyon Homes,” “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” and “Special Factors—Section 11. Related Party Transactions; Lyon Homes’ Relationship with the Offeror and William H. Lyon,” which is incorporated herein by reference.

(a)(2) through (4) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” and “The Offer—Section 13. Certain Legal Matters,” which is incorporated herein by reference.

(a)(5) None.

(b) Reference is made to the information set forth in the Offer to Purchase and the Letter of Transmittal, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit		Description

Exhibit	(a)(1)(A)	Offer to Purchase, dated as of March 17, 2006

Exhibit	(a)(1)(B)	Letter of Transmittal

Exhibit	(a)(1)(C)	Notice of Guaranteed Delivery

Exhibit	(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

Exhibit	(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

Exhibit		Description

Exhibit	(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

Exhibit	(a)(5)	Text of Press Release issued by William Lyon on March 17, 2006

Exhibit	(a)(6)	Advertisement published on March 17, 2006

Exhibit	(b)	Commitment Letter dated March 16, 2006 between Lehman Brothers Inc., Lehman Commercial Paper Inc. and William Lyon.

Exhibit	(d)(1)	Confirmation for Variable Prepaid Forward Transaction dated September 15, 2005, among William Lyon and Lehman Brothers OTC Derivatives Inc. (1)

Exhibit	(d)(2)	Confirmation for Variable Prepaid Forward Transaction dated September 15, 2005, between The William Harwell Lyon 1987 Trust and Lehman Brothers OTC Derivatives Inc. (2)

Exhibit	(d)(4)	Waiver Agreement dated September 6, 2005 to the Voting Agreement by and among William Lyon, Wade H. Cable and Susan M. Cable, as Trustees of the Cable Family Trust Est. 7-11-88, and Wade H. Cable, individually, dated as of May 31, 2002. (3)

Exhibit	(d)(5)	Joint Filing Agreement, dated as of January 9, 2005 among William Lyon, The Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees, Wade H. Cable, and William Harwell Lyon Separate Property Trust (4)

Exhibit	(d)(6)	Loan and Security Agreement dated as of January 3, 2005 among William Lyon, Willa Dean Lyon, William Harwell Lyon Separate Property Trust and Fremont Investment and Loan. (4)

Exhibit	(d)(7)	Loan and Security Agreement dated as of January 3, 2005 among William Lyon, Willa Dean Lyon, William Harwell Lyon Separate Property Trust and Fremont Investment and Loan. (4)

Exhibit	(d)(8)	Secured Promissory Note dated January 3, 2005 by William Lyon, Willa Dean Lyon and William Harwell Lyon Separate Property Trust in favor of Fremont Investment and Loan. (4)

Exhibit	(d)(9)	Secured Promissory Note dated January 3, 2005 by William Lyon, Willa Dean Lyon and William Harwell Lyon Separate Property Trust in favor of Fremont Investment and Loan. (4)

Exhibit	(d)(10)	Pledge Agreement dated as of January 3, 2005 by and among William Lyon, Willa Dean Lyon, William H. Lyon Separate Property Trust and Fremont Investment and Loan. (4)

Exhibit	(d)(11)	Stock Purchase Agreement dated as of January 7, 2005 among General William Lyon and the sellers named therein (consisting of certain investment funds managed by Bricoleur Capital Management, LLC). (4)

Exhibit	(d)(12)	Stock Purchase Agreement dated as of January 7, 2005 among William Harwell Lyon Separate Property Trust and the sellers named therein (consisting of certain investment funds managed by Bricoleur Capital Management, LLC). (4)

Exhibit	(d)(13)	Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust and Wade H. Cable individually. (5)

Exhibit	(d)(14)	Letter Agreement dated March 17, 2006 between The William Harwell Lyon Separate Property Trust, The William Harwell Lyon 1987 Trust and William Lyon.

Exhibit	(f)	Section 262 of the Delaware General Corporation Law (concerning appraisal rights)(6)

(1)	Previously filed on September 19, 2005 with the SEC by William Lyon, The Cable Family Trust, Est. 7-11-88, Wade H. Cable, and The William Harwell Lyon Separate Property Trust with Amendment No. 20 of Schedule 13D, and incorporated herein by reference.
(2)	Previously filed on September 19, 2005 with the SEC by The William Harwell Lyon 1987 Trust with Amendment No. 2 of Schedule 13D, and incorporated herein by reference.
(3)	Previously filed on September 13, 2005 with the SEC by William Lyon, The Cable Family Trust, Est. 7-11-88, Wade H. Cable, and The William Harwell Lyon Separate Property Trust with Amendment No. 19 of Schedule 13D, and incorporated herein by reference.
(4)	Previously filed on January 10, 2005 with the SEC by William Lyon, The Cable Family Trust, Est. 7-11-88, Wade H. Cable, and The William Harwell Lyon Separate Property Trust with Amendment No. 15 of Schedule 13D, and incorporated herein by reference.
(5)	Previously filed on August 14, 2002 with the SEC by William Lyon, The Cable Family Trust, Est. 7-11-88, and Wade H. Cable with Amendment No. 13 of Schedule 13D, and incorporated herein by reference.
(6)	Incorporated by reference to Schedule A to the Offer to Purchase dated, March 17, 2006 filed as exhibit (a)(1)(A) to this Schedule TO.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Item 2. Subject Company Information.

(d) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of Shares; Dividends,” which is incorporated herein by reference.

(e) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon,” which is incorporated herein by reference.

(f) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares,” which is incorporated herein by reference.

Item 4. Terms of Transaction.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares,” which is incorporated herein by reference.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Special Factors—Section 7. Appraisal Rights.”

(e) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon,” which is incorporated herein by reference.

(f) N/A.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(c) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with Lyon Homes” and “The Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon,” which is incorporated herein.

(e) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 11. Related Party Transactions; Lyon Homes’ Relationship with the Offeror and William H. Lyon” and “The Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon,” which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 4. Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger; Alternatives to the Offer” and “Special Factors—Section 5. The Merger; Plans for William Lyon Homes After the Offer and the Merger; Certain Effects of the Offer,” which is incorporated herein by reference.

(c)(8) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 5. The Merger; Plans for William Lyon Homes After the Offer and the Merger; Certain Effects of the Offer” and “The Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) through (c) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with Lyon Homes,” “Special Factors—Section 4. Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger; Alternatives to the Offer,” which is incorporated herein by reference.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 5. The Merger; Plans for William Lyon Homes After the Offer and the Merger; Certain Effects of the Offer,” “Special Factors—Section 6. Conduct of Lyon Homes’ Business if the Offer is not Completed,” “Special Factors—Section 7. Appraisal Rights,” “The Offer—Section 5. Material United States Federal Income Tax Considerations” and “The Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a) through (f) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with Lyon Homes,” “Special Factors—Section 2. Position of Lyon Homes Regarding Fairness of the Offer,” “Special Factors—Section 3. Position of the Offeror and William H. Lyon Regarding Fairness of the Offer,” “Special Factors—Section 4. Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger; Alternatives to the Offer” and “Special Factors—Section 12. Lyon Homes Financial Projections,” which is incorporated herein by reference.

Item 9. Reports, Opinion, Appraisals and Negotiations.

(a) through (c) None.

Item 10. Source and Amount of Funds or Other Consideration.

(c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer—Section 11. Fees and Expenses,” which is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” and “The Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon,” which is incorporated herein by reference.

(e) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Position of Lyon Homes Regarding Fairness of

the Offer” and “The Offer—Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.

Item 14. Persons/ Assets Retained, Employed, Compensated or Used.

(b) None.

Item 16. Exhibits.

(c) None.

(f) Reference is made to Item 12 Exhibits of this Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2006

WILLIAM LYON

/s/ WILLIAM LYON

After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

Dated: March 17, 2006

WILLIAM H. LYON

/s/ WILLIAM H. LYON

EXHIBIT INDEX

Exhibit		Description

Exhibit	(a)(1)(A)	Offer to Purchase, dated as of March 17, 2006

Exhibit	(a)(1)(B)	Letter of Transmittal

Exhibit	(a)(1)(C)	Notice of Guaranteed Delivery

Exhibit	(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

Exhibit	(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

Exhibit	(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

Exhibit	(a)(5)	Text of Press Release issued by William Lyon on March 17, 2006

Exhibit	(a)(6)	Advertisement published on March 17, 2006

Exhibit	(b)	Commitment Letter dated March 16, 2006 between Lehman Brothers Inc., Lehman Commercial Paper Inc. and William Lyon.

Exhibit	(d)(1)	Confirmation for Variable Prepaid Forward Transaction dated September 15, 2005, among William Lyon and Lehman Brothers OTC Derivatives Inc. (1)

Exhibit	(d)(2)	Confirmation for Variable Prepaid Forward Transaction dated September 15, 2005, between The William Harwell Lyon 1987 Trust and Lehman Brothers OTC Derivatives Inc. (2)

Exhibit	(d)(4)	Waiver Agreement dated September 6, 2005 to the Voting Agreement by and among William Lyon, Wade H. Cable and Susan M. Cable, as Trustees of the Cable Family Trust Est. 7-11-88, and Wade H. Cable, individually, dated as of May 31, 2002. (3)

Exhibit	(d)(5)	Joint Filing Agreement, dated as of January 9, 2005 among William Lyon, The Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees, Wade H. Cable, and William Harwell Lyon Separate Property Trust (4)

Exhibit	(d)(6)	Loan and Security Agreement dated as of January 3, 2005 among William Lyon, Willa Dean Lyon, William Harwell Lyon Separate Property Trust and Fremont Investment and Loan. (4)

Exhibit	(d)(7)	Loan and Security Agreement dated as of January 3, 2005 among William Lyon, Willa Dean Lyon, William Harwell Lyon Separate Property Trust and Fremont Investment and Loan. (4)

Exhibit	(d)(8)	Secured Promissory Note dated January 3, 2005 by William Lyon, Willa Dean Lyon and William Harwell Lyon Separate Property Trust in favor of Fremont Investment and Loan. (4)

Exhibit	(d)(9)	Secured Promissory Note dated January 3, 2005 by William Lyon, Willa Dean Lyon and William Harwell Lyon Separate Property Trust in favor of Fremont Investment and Loan. (4)

Exhibit	(d)(10)	Pledge Agreement dated as of January 3, 2005 by and among William Lyon, Willa Dean Lyon, William H. Lyon Separate Property Trust and Fremont Investment and Loan. (4)

Exhibit	(d)(11)	Stock Purchase Agreement dated as of January 7, 2005 among General William Lyon and the sellers named therein (consisting of certain investment funds managed by Bricoleur Capital Management, LLC). (4)

Exhibit	(d)(12)	Stock Purchase Agreement dated as of January 7, 2005 among William Harwell Lyon Separate Property Trust and the sellers named therein (consisting of certain investment funds managed by Bricoleur Capital Management, LLC). (4)

Exhibit	(d)(13)	Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust and Wade H. Cable individually. (5)

Exhibit	(d)(14)	Letter Agreement dated March 17, 2006 between The William Harwell Lyon Separate Property Trust, The William Harwell Lyon 1987 Trust and William Lyon.

Exhibit	(f)	Section 262 of the Delaware General Corporation Law (concerning appraisal rights) (6)

(1)	Previously filed on September 19, 2005 with the SEC by William Lyon, The Cable Family Trust, Est. 7-11-88, Wade H. Cable, and The William Harwell Lyon Separate Property Trust with Amendment No. 20 of Schedule 13D, and incorporated herein by reference.
(2)	Previously filed on September 19, 2005 with the SEC by The William Harwell Lyon 1987 Trust with Amendment No. 2 of Schedule 13D, and incorporated herein by reference.
(3)	Previously filed on September 13, 2005 with the SEC by William Lyon, The Cable Family Trust, Est. 7-11-88, Wade H. Cable, and The William Harwell Lyon Separate Property Trust with Amendment No. 19 of Schedule 13D, and incorporated herein by reference.
(4)	Previously filed on January 10, 2005 with the SEC by William Lyon, The Cable Family Trust, Est. 7-11-88, Wade H. Cable, and The William Harwell Lyon Separate Property Trust with Amendment No. 15 of Schedule 13D, and incorporated herein by reference.
(5)	Previously filed on August 14, 2002 with the SEC by William Lyon, The Cable Family Trust, Est. 7-11-88, and Wade H. Cable with Amendment No. 13 of Schedule 13D, and incorporated herein by reference.
(6)	Incorporated by reference to Schedule A to the Offer to Purchase dated March 17, 2006 filed as exhibit (a)(1)(A) to this Schedule TO.